UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF

THE SECURITIES EXCHANGE ACT OF 1934

UBS AG

(Name of Subject Company)

UBS AG

(Name of Person Filing Statement)

Registered shares, par value CHF 0.10 per share

(Title of Class of Securities)

H89231338

(CUSIP Number of Class of Securities)

David Kelly

UBS AG

677 Washington Boulevard

Stamford, CT 06901

Telephone: +1 (203) 719-3000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

Copies to:

David Rockwell, Esq.

Sullivan & Cromwell LLP

1 New Fetter Lane

London EC4A 1AN

United Kingdom

Tel. No.: 011-44-20-7959-8900

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates to the offer made UBS Group AG, a Swiss Aktiengesellschaft/société anonyme (“UBS Group”), to acquire any and all issued ordinary shares (“UBS Shares”) of UBS AG, a Swiss Aktiengesellschaft/société anonyme (“UBS”) in exchange for registered shares of UBS Group (“UBS Group Shares”) (the “Exchange Offer”). The Exchange Offer is comprised of the U.S. offer and the Swiss offer. The terms and conditions of the U.S. offer are set forth in an offer to exchange/prospectus of UBS Group, dated October 14, 2014 (including the documents incorporated by reference therein, the “Offer to Exchange/Prospectus”). The Offer to Exchange/Prospectus has been filed by UBS Group with the U.S. Securities and Exchange Commission (the “SEC”) as a part of a Registration Statement on Form F-4 (Reg. No. 333-199011), which became effective on October 10, 2014 (the “Registration Statement”). Unless otherwise defined herein, capitalized terms used in this Statement shall have the meaning given to them in the Offer to Exchange/Prospectus.

On September 29, 2014, UBS announced that the board of directors of UBS had evaluated the terms of the Exchange Offer and other documentation, and had concluded that the Exchange Offer is in the best interests of UBS and all holders of UBS Shares, in their capacity as such. UBS’s board of directors recommended that holders tender their UBS Shares into the Exchange Offer. Information relating to the reasons for the UBS board of directors’ approval of the Exchange Offer is contained in the Offer to Exchange/Prospectus.

On September 28, 2014, the board of directors of UBS adopted a report (the “Report”) relating to its recommendation, which was published on September 29, 2014 pursuant to Swiss tender offer rules.

Each of the Offer to Exchange/Prospectus and the Report is incorporated herein by reference in its entirety.

Item 1.  Subject Company Information

The name of the subject company is UBS AG. The principal executive offices of UBS are located at Bahnhofstrasse 45, CH-8001, Zurich, Switzerland. The telephone number of UBS’s principal executive offices is +41 44 234 11 11.

The class of equity securities to which this Statement relates is registered shares of UBS of par value CHF 0.10 per registered share. As of the date of this Statement, 3,844,389,818 UBS Shares were issued. This number includes 91,611,214 UBS Shares held in treasury by UBS, the voting rights of which are suspended for as long as they are held in treasury.

Item 2.  Identity and Background of Filing Person

The person filing this Statement is UBS, which is the subject company. UBS’s name, business address and business telephone number are set forth in response to Item 1 above.

The information contained under “The Exchange Offer” of the Offer to Exchange/Prospectus is herein incorporated by reference.

The principal executive offices of UBS Group are located at Bahnhofstrasse 45, CH-8001, Zurich, Switzerland, and the telephone number at that location is +41 44 234 11 11.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements

Except as described in this Statement, including the section entitled “Interests of Certain Persons in the Exchange Offer” in the Offer to Exchange/Prospectus and the Report, which are incorporated herein by reference, to the knowledge of UBS, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between (a) UBS or the affiliates it controls and (b)(i) their respective executive officers, directors or affiliates or (ii) UBS Group and its executive officers, directors or affiliates.

Item 4.  The Solicitation or Recommendation

The information contained in the Offer to Exchange/Prospectus under “The Transaction—Reasons for the UBS Board of Directors’ Approval and Recommendation of the Exchange Offer,” “The Transaction—Recommendation of UBS’s Board of Directors” and “Interests of Certain Persons in the Exchange Offer—Intent to Tender” and the Report is incorporated herein by reference.

Item 5.  Person/Assets, Retained, Employed, Compensated or Used

The information contained in the Offer to Exchange/Prospectus under “The Exchange Offer—Fees and Expenses” is incorporated herein by reference.

Item 6.  Interest in Securities of the Subject Company

The information contained under “Regulatory Statement” and “Interests of Certain Persons in the Exchange Offer—UBS Group—Securities Transactions” of the Offer to Exchange/Prospectus and the Report is herein incorporated by reference.

Except as referred to in or incorporated by reference into this Statement, no other transactions in the UBS Shares have been effected during the 60 days prior to the date of this Statement by UBS or, to the best of UBS’s knowledge, any executive officer, director, affiliate or subsidiary of UBS.

Item 7.  Purposes of the Transaction and Plans or Proposals

The information contained in the Offer to Exchange/Prospectus under “The Transaction—Background of the Exchange Offer” and “The Transaction—Reasons for the UBS Board of Directors’ Approval and Recommendation of the Exchange Offer” is incorporated herein by reference.

Item 8.  Additional Information

None.

Item 9.  Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(1)(i)	Offer to Exchange/Prospectus, dated October 14, 2014 (incorporated by reference to the Registration Statement).

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement).

(a)(1)(iii)	Letter to Brokers for Tender of UBS Shares (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(iv)	Letter to Clients for Tender of UBS Shares (incorporated by reference to Exhibit 99.3 to the Registration Statement).

(a)(1)(v)	Forms of Acceptance for Tender of UBS Shares (Heimverwahrer) (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(1)(vi)	English translation of Bankschreiben (incorporated by reference to Exhibit 99.5 to the Registration Statement).

Exhibit No.	Description

(a)(1)(vii)	Annahnmeerklärung (U.S. version) (incorporated by reference to Exhibit 99.6 to the Registration Statement).

(a)(1)(viii)	Deponentenschreiben (U.S. version) (incorporated by reference to Exhibit 99.7 to the Registration Statement).

(a)(1)(ix)	News Release—UBS announces further plans to modify legal structure / Improves resolvability and the potential for capital returns to shareholders (incorporated by reference to the filing made by UBS AG on May 6, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended)

(a)(1)(x)	Sergio Ermotti speaker notes for Investor Update—6 May 2014 (incorporated by reference to the filing made by UBS AG on May 6, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended)

(a)(1)(xi)	2014 Investor Update Presentation—Executing Our Strategy and Delivering Returns—Sergio P. Ermotti, Group Chief Executive Officer (incorporated by reference to the filing made by UBS AG on May 6, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended)

(a)(1)(xii)	2014 Investor Update Presentation—Capital Strength and Cost Efficiency—Tom Naratil, Group Chief Financial Officer and Group Chief Operating Officer (incorporated by reference to the filing made by UBS AG on May 6, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended)

(a)(1)(xiii)	Second Quarter 2014 Report (incorporated by reference to the filing made by UBS AG on July 29, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended)

(a)(1)(xiv)	Second Quarter 2014 Results Presentation (incorporated by reference to the filing made by UBS AG on July 29, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended)

(a)(1)(xv)	Press release—UBS publishes prospectus of its share-for-share exchange offer to establish a group holding company, UBS Group AG (incorporated by reference to the filing made by UBS AG on September 29, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended)

(a)(1)(xvi)	Slide presentation—Bank of America Merrill Lynch Banking & Insurance Conference (incorporated by reference to the filing made by UBS AG on September 30, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended)

(a)(1)(xvii)	Slide presentation to participants in compensation plans for US, Puerto Rico, and Virgin Island employees (incorporated by reference to the filing made by UBS AG on October 1, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended)

(a)(1)(xviii)	Email to all branch employees re: UBS exchange offer to establish new group holding company, UBS Group AG (incorporated by reference to the filing made by UBS AG on October 1, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended)

(a)(1)(xix)	Factsheet—UBS launches exchange offer to establish a new group holding company (incorporated by reference to the filing made by UBS AG on October 1, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended)

(a)(1)(xx)	Slide presentation for participants in deferred compensation plans (incorporated by reference to the filing made by UBS AG on October 1, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended)

Exhibit No.	Description

(a)(1)(xxi)	Talking points—UBS launches exchange offer to establish a new group holding company (incorporated by reference to the filing made by UBS AG on October 1, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended)

(a)(1)(xxii)	Email re: Important Information for 401(k) Plan Participants Regarding the UBS Exchange Offer and Blackout Period for the UBS Stock Fund (incorporated by reference to the filing made by UBS AG on October 8, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended)

(a)(1)(xxiii)	Notice to participants in the UBS Savings and Investment Plan, UBS Financial Services Inc. 401(k) Plus Plan and UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan (incorporated by reference to the filing made by UBS AG on October 8, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended)

(a)(1)(xxiv)	Notice concerning rights under the UBS Savings and Investment Plan, UBS Financial Services Inc. 401(k) Plus Plan and/or UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan (Blackout notice) (incorporated by reference to the filing made by UBS AG on October 8, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended)

(a)(2)(i)	Report of the board of directors of UBS AG, dated September 28, 2014 (incorporated by reference to the Registration Statement).

(a)(3)	None.

(a)(4)	Offer to Exchange/Prospectus, dated October 14, 2014 (incorporated by reference to the Registration Statement).

(a)(5)(i)	Swiss Offer Prospectus (incorporated by reference to the filing made by UBS AG on September 29, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(5)(ii)	CBI Prospectus (incorporated by reference to the filing made by UBS AG on September 30, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended).

(e)	None.

(g)	None.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

UBS AG

By:
/s/ David Kelly
	Name:	David Kelly

	Title:	Managing Director
	Date:	October 14, 2014

By:	/s/ Sarah Starkweather
	Name:	Sarah Starkweather

	Title:	Executive Director
	Date:	October 14, 2014